Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Amendment to the Shareholder Compensation Policy

for the Fiscal Years of 2013-2016

Oi S.A. (“Oi” or the “Company”), in compliance with the provisions of CVM Instruction No. 358/02, discloses to its shareholders and the market in general that its Board of Directors, in light of current macroeconomic environment, financial market conditions and the need to invest in the development of the business, decided to strengthen the Company’s financial flexibility and modify its Shareholder Compensation Policy (“Compensation Policy”) disclosed in the Material Fact dated April 17, 2012.

Accordingly, the Board of Directors amended the Compensation Policy, and approved that, for the fiscal years 2013 to 2016, dividends be paid in the estimated amount of R$500,000,000.00 (five hundred million reais), which represents approximately the minimum amount necessary to currently meet the following objectives:

(I)	pay dividends in the amount equivalent to the greatest of (i) 25% of adjusted net income for the year, (ii) 3% of shareholders’ equity, and (iii) 6% of the capital stock;

(II)	ensure equitable pay between species of preferred and common shares.

Payment of intermediate or interim dividends will also be permitted, subject to market conditions, Oi’s then-prevailing financial condition and other factors deemed relevant by the Board of Directors.

The compensation to shareholders may be implemented through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders.

With respect to shareholder compensation for the 2013 fiscal year, the Board of Directors has decided that by October 2013 it will resolve upon the payment of interim dividends in the aggregate amount of R$500,000,000.00 (five hundred million reais), which will be allocated to the Company’s income reserve account and considered as part of the dividends for the 2013 fiscal year under Brazilian law.

The Company remains confident about Oi’s future business prospects and believes that the increase of financial flexibility reduces financial risks and enables the Company to execute its strategy and develop its business while maintaining its long-term competitive position.

Rio de Janeiro, August 13, 2013

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.

Important Notice Regarding Forward-Looking Statements:

The dividend proposal is subject to market conditions, Oi’s financial condition, the legal limits relating to the distribution of assets to shareholders as well as the necessary approvals by the General Shareholders’ Meeting, where applicable, and other factors deemed relevant by the Board of Directors on each date. In this context, the necessary authorizations and corporate resolutions will be proposed in due course, once such conditions are verified.

This notice contains forward-looking statements, according to the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about perspectives and expectations, are forward-looking statements.

The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, and similar terms, when related to the Company or its management, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements.

Forward-looking statements relate only to the date they are made, and the Company is not obligated to update them as new information or future developments arise.